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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-4379

2.   State Identification Number:



3.   Exact name of investment company as specified in registration statement:

     PLAN INVESTMENT FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     676 NORTH ST. CLAIR STREET
     SUITE 1600
     CHICAGO, ILLINOIS  60611-2997



Exhibits:


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                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees
 The Plan Investment Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statements Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Plan Investment Fund (the Fund), consisting of the Government/Repo and Money Market Portfolios, compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security and similar investments purchase and sales for the period from October 31, 2001 through December 31, 2001:

     - Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Cleveland, the Participatory Trust Company, and the Banker's Trust Company;

     - Confirmation of all securities and similar investments out for transfer with brokers or alternate procedures;

     - Reconciliation of all such securities and investments to the books and records of the Fund and the Custodian, PNC Bank NA;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's records; and

     - Agreement of twenty purchases and twenty one security sales or maturities since our last report from the books and records of the Fund to trade confirmations or alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specific requirements.


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In our opinion, management's assertion that the Plan Investment Fund, Inc., was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001 with respect to the securities and similar investments reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the BCS Plan Investment Fund and the Securities and Exchange Commission and is not intended to be and should not be used by any other than these specified parties.



                                              /s/ERNST & YOUNG LLP


Chicago, Illinois
January 24, 2002

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Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


February 27, 2002

Ernst & Young LLP
233 S. Wacker Drive
Chicago, Illinois 60606


We, as members of the management of the Government/Repo and Money Market Portfolios (the Funds) of the Plan Investment Fund, Inc. are responsible for complying with requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 2001 and from October 31, 2001 through December 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001 and from October 31, 2001 through
December 31, 2001, with respect to securities and similar investments reflected in the investment account of the Funds.


Plan Investment Fund, Inc.

By:

/s/ EDWARD J. BARAN
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Edward J. Baran, President and Chief Executive Officer